News Release

ALEXCO’S BELLEKENO SILVER MINE PROJECT ON SCHEDULE FOR
THIRD QUARTER COMMISSIONING AND PRODUCTION

May 10, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to provide an update on its 100% owned Bellekeno Mine construction project currently underway in the Keno Hill Silver District, Yukon. Since initiating construction activity in November 2009 and through the end of April 2010, Alexco has incurred approximately C$12.8 million, or 31%, of the C$41.6 million of construction and development capital estimated to achieve commercial production under the original Development Plan. Prior to November 2009, approximately C$17 million was invested in pre-development activity at the Bellekeno mine including establishment of decline access and rehabilitation and definition drilling of the Bellekeno silver deposit, as well as completion of the concrete foundation and pad for the new Bellekeno conventional flotation mill. On a physical basis, mine development, including underground mine services and mine-related surface infrastructure, is approximately 45% complete while mill construction is approximately 30% complete, and the overall project remains on schedule and on budget for completion and commissioning in the third quarter of calendar 2010 (see news release dated November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”).

Bellekeno Mine and Mill Construction Highlights

  Total actual construction and development capital to achieve production is currently forecasted by Alexco to be C$41.96 million, a variance of less than 1% from the original Development Plan. Approximately C$12.8 million of these capital costs were incurred in the six months prior to the end of April, and remaining capital costs to achieve production are forecasted to be approximately C$29.16 million.

  Monthly construction-phase draw-down of the Silver Wheaton deposit funds has commenced. Construction-phase funds of US$4.9 million have been received from Silver Wheaton to date, with US$30.1 million remaining to be advanced through construction on a monthly draw-down basis. An additional US$15 million had been received from Silver Wheaton prior to November 2009 to fund pre development activity as described above.

  Underground mine development completed to date totals 1,236 meters, with an additional 660 meters required to complete pre-production development. Underground rehabilitation of prior established workings is approximately 93% complete, with just 128 meters remaining to be completed. Underground ramp development is averaging 5.5 meters per day, approximately 37.5% improved from plan and budget.

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  In the mine, four of the planned six ore access cross cuts are “stubbed in” to within 15 to 50 meters of the ore. The current mine plan will have three stopes operational in the third quarter of calendar 2010, and two more operational in the fourth quarter.

  Mill construction is 30% complete, with the mill building erected and more than 85% of the purchasing and contracting packages awarded. The ball mill, flotation cells and thickeners are expected to arrive on site during the next three weeks.

  Approximately 42% of the estimated cost at completion for the mill and surface infrastructure are now committed costs, reducing the pricing risk in the project accordingly.

Bellekeno Engineering And Procurement Nearing Completion

Final phase construction activity for the Bellekeno mine was initiated in November 2009, with the acceptance of the Development Plan by Silver Wheaton. The scope of the construction project includes re-development of the historical Bellekeno Mine workings, construction of a new flotation mill with a design capacity of 408 tonnes per day approximately 4.5 kilometers from the Bellekeno East portal, and all associated infrastructure.

The engineering and procurement contract for the mill and plant was awarded to Wardrop Engineering Inc., and detailed design engineering is currently 80% complete with procurement more than 85% complete. A total of 28 out of a planned 32 purchasing and contract packages for the mill have been awarded. The mill building was mobilized to site in mid February and erection was completed by mid April, and installation of mill equipment commenced in May.

As announced in March 2010, the mining services contract for development and production mining at Bellekeno has been awarded to the NNDDC/Procon Joint Venture, a joint venture between Procon Mining and Tunnelling Ltd. and the Nacho Nyak Dun Development Corp. As of the end of April 2010, mine development, including underground mine services and mine-related surface infrastructure, is 45% complete.

Permitting work is proceeding on schedule. As previously announced, a positive recommendation was received from the Yukon Environmental and Socioeconomic Advisory Board in June 2009, and a positive Decision Document confirming the recommendation was issued by the Yukon Government in July 2009 leading to issuance of a Quartz Mining Licence in November 2009. Alexco’s application for a Type A Water Use Licence has been declared adequate by the Yukon Water Board, and the application hearing is scheduled for mid June 2010. Issuance of the Type A Water Use Licence is the last major step in the permitting process for operation of the Bellekeno mill, and is expected to be completed on schedule and prior to commissioning and start-up of the mill in the third quarter of calendar 2010.

Consistent with the Development Plan, the Alexco operations team has been expanded with recruitment of staff for the positions of Mine Manager, Chief Mine Engineer, Mine Geologists and Civil Project Manager, as well as purchasing and warehousing staff, equipment operators and administrative personnel.

The number of construction project personnel currently on site is approximately 50 with an anticipated peak construction population of approximately 90 personnel expected in the next one to two months.

In conjunction with the Yukon Mine Training Association, Alexco recently graduated eight students from Yukon First Nations in an intensive eight week underground mine training program. This training program was coordinated with the Bellekeno mine development project, and represents a solid advance in developing a qualified local-community labour force for future mining operations.

Projected Mine Operations

As disclosed in the news release of November 11, 2009, the Bellekeno silver deposit contains an indicated resource estimated at 401,000 tonnes grading 921 grams per tonne silver, 9.4% lead and 6.5% zinc, of which 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc on a payable metals basis are included in the initial mine plan. The deposit remains open down dip and down plunge, and underground definition and exploration drilling to expand the mineable resource is currently underway in parallel with mine development activities.

Once complete, the Bellekeno mine will operate at 250 tonnes per day supplying feed to a conventional flotation mill, producing up to 12,000 tonnes of lead-silver concentrate per year and 8,400 tonnes of zinc concentrate annually and generating up to 2.8 million ounces of silver per year. Initial silver grades in 2010 and 2011 are expected to be approximately 1,000 grams per tonne. The mine and mill operations will employ approximately 120 people and are expected to directly invest more than $25 million annually for labour, materials and supplies in the Yukon. Once operational, the Bellekeno Mine will be Canada’s only primary silver mine and will be one of the highest grade silver operations in the world.

Silver Wheaton Agreement

In October 2008, Alexco entered into an agreement under which Silver Wheaton Corp. (NYSE, TSX:SLW) will purchase 25% of future Keno Hill District silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received from Silver Wheaton in December 2008, with the remaining US$35 million to be provided for the construction and development of the Bellekeno Mine on a monthly draw-down basis subject to certain conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames. The monthly draw-downs have commenced, and US$4.9 million has been received from Silver Wheaton to date.

Qualified Person

The scientific and technical information about the Bellekeno Mine project contained in this news release has been reviewed and verified by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.